Prospectus Supplement No. 2

Filed Pursuant to Rule 424(b)(3)

Filed May 4, 2012

Registration Statement No. 333-177076

PROSPECTUS SUPPLEMENT NO. 2

ARDENT MINES LIMITED

This Prospectus Supplement No. 2 hereby supplements the Prospectus filed by Ardent Mines Limited (the “Company”) with the Commission on January 6, 2012 and the Prospectus Supplement No. 1 filed on February 28, 2012.

As of the date of this Prospectus Supplement, to the knowledge of the Company no shares registered on the registration statement declared effective December 30, 2011 have been sold or traded.

The Company has filed the following reports attached hereto with the Commission since the date of filing of Prospectus Supplement No. 1 filed on February 28, 2012:

1.	The Company’s Report on Form 8-K, filed with the Commission on March 2, 2012.
2.	The Company’s Report on Form 8-K, filed with the Commission on May 4, 2012.

The first date on which this Prospectus Supplement will be used is on or after May 7, 2012.

The date of this Prospectus Supplement No. 2 is May 4, 2012.

TABLE OF CONTENTS

Report on Form 8-K, filed with the Commission on March 2, 2012
Report on Form 8-K, filed with the Commission on May 4, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF EARLIEST EVENT REPORTED – FEBRUARY 24, 2012

ARDENT MINES LIMITED
(Exact name of Registrant as specified in its charter)

NEVADA (State or other jurisdiction of incorporation)	000-50994 (Commission File Number)	88-0471870 (IRS Employer Identification Number)

100 Wall Street, 21st Floor
New York, NY 10005
(Address of principal executive offices)

778-892-9490
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Item 1.01	Entry into a Material Definitive Agreement.

Stock Option Agreements

On February 24, 2012, Ardent Mines Limited (the “Company”) entered into stock option agreements with each of its officers and directors.  The disclosures regarding the stock option agreements set forth in Item 5.02 below are are hereby incorporated hereinto this Item 1.01 by reference thereto.

CRG Finance AG Commitment Agreement

On March 1, 2012, the Company and CRG Finance AG entered into a commitment letter (the “Commitment Letter”) pursuant to which CRG Finance AG has agreed to provide the Company with up to One Million U.S. Dollars (USD $1,000,000) to maintain the Company’s ordinary course of business operations.  Funds underlying the Commitment Letter may be drawn by the Company in increments or tranches upon written consent of CRG Finance AG at any time prior to the first anniversary of the date of the Commitment Letter.  The Commitment Letter will facilitate funding for the Company as a supplement to the prior commitment of CRG Finance AG in the amount of One Million U.S. Dollars (USD $1,000,000) that was contained in the Corporate Development Services Agreement between CRG Finance AG and the Company, dated September 27, 2010, which has been fully drawn by the Company.

Any and all draws against the Commitment Letter shall be subject to the following conditions: (i) adherence of the Company to its business plan, (ii) satisfactory progress with respect to operations of the Company, (iii) satisfactory management of the Company, (iv) satisfactory compliance of the Company with any and all laws, rules, and regulations applicable to the Company, its subsidiaries and their respective operations, and (v) in such increments or tranches reasonably acceptable to CRG Finance AG (collectively, each of (i), (ii), (iii), (iv) and (v), are referred to as the “Conditions Precedent”).  The satisfactory nature of any and all of the Conditions Precedent shall in each case be determined at the sole discretion of CRG Finance AG.  Neither the Company nor any third party shall have any rights of any nature of kind whatsoever to compel CRG Finance AG to perform in respect of the Commitment Letter if CRG Finance AG has determined that the Company is deficient with respect to one or more of the Conditions Precedent.

Amended and Restated Senior Secured Note

On March 1, 2012, the Company issued an Amended and Restated Senior Secured Note to CRG Finance AG in the amount of $1,142,900 (the “Amended and Restated Note”).  The Amended and Restated Note consolidates (i) all the outstanding loans, advances and interest due and payable to CRG Finance AG for all periods prior to December 31, 2011; (ii) the additional advances and loans to the Company subsequent to December 31, 2011 through February 28, 2012, but without the inclusion of interest; and (iii) all advisory fees due and payable to CRG through February 28, 2012.

The Amended and Restated Note has an interest rate of seven and one-half percent (7.5%) per annum. All principal and interest on the Amended and Restated Note shall be due and payable upon (30) days’ after notice and demand to the Company by CRG Finance AG.  In the event of a default by the Company under the terms of the Amended and Restated Note, the interest rate shall increase to sixteen percent (16%) per annum.

The Amended and Restated Note contains customary provisions regarding events of default, including, without limitation: (i) the Company’s or any subsidiary’s failure to pay to CRG Finance AG any amount of principal, interest, late charges or other amounts when and as due; (ii) the suspension from trading or failure of the Company’s common stock to remain listed for trading for a period of five (5) consecutive days or for more than an aggregate of ten (10) days in any 365 day period; (iii) if bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings shall be instituted by or against the Company or any subsidiary; (iv) the commencement by the Company or any subsidiary of the Company of a voluntary case or proceeding under any applicable federal, state or foreign bankruptcy, insolvency, reorganization or other similar law or of any other case or proceeding to be adjudicated a bankrupt or insolvent; (v) a final judgment or judgments for the payment of money aggregating in excess of $250,000; or (vi) the Company individually or in the aggregate fails to pay, when due, or within any applicable grace period, any payment with respect to any Indebtedness in excess of $250,000 due to any third party.  CRG Finance AG may waive any event of default.

The Amended and Restated Note also contains certain covenants providing that (i) the Company shall assure that the note shall be senior to all other indebtedness of the Company; (ii) the Company shall not permit any of its subsidiaries to, directly or indirectly, incur or guarantee, assume or suffer to exist any Indebtedness, other than the indebtedness evidenced by the note and certain limited permitted indebtedness; and (iii) the Company shall not permit any Liens to exist on any property or assets (including accounts and contract rights) owned by the Company.

Security Agreement

The Amended and Restated Note is secured by a senior security interest of CRG Finance AG in all tangible and intangible assets and properties of the Company and its subsidiaries as collateral pursuant to the terms and conditions of a Security Agreement entered into with CRG Finance AG (the “Security Agreement”). The Security Agreement will also secure and include all future notes issued by the Company as and when the Company draws upon the supplemental funds to be made available to the Company under the terms of the Commitment Letter.  The extent of the security interest in such collateral includes all currently owned assets and properties of the Company and its subsidiaries and all after-acquired worldwide assets of the Company and its subsidiaries.  The Security Agreement contains customary covenants to maintain and preserve the assets for the benefit of CRG Finance AG and carry insurance coverage thereon, to maintain accurate accounting records, to not sell, lease or otherwise dispose of the assets, to maintain the good standing of its corporate existence, to permit CRG Finance AG to confirm the validity of all such collateral, to file financing statements and other applicable notices to preserve and protect a priority, perfected security interest in the collateral.  Under the terms of the Security Agreement CRG Finance AG has been appointed as the collateral agent in order to take any and all actions reasonably necessary to protect and enforce the security interests.  The Company has agreed to indemnify and hold harmless CRG Finance AG for any and all actions reasonably taken in its capacity as collateral agent to the extent permitted under the Security Agreement.

If any one or more of the events of default shall occur or shall exist in respect of the Amended and Restated Note or any subsequently issued notes pursuant to loans of funds under the Commitment Letter, the collateral agent may then or at any time thereafter, so long as such default shall continue, foreclose the lien or security interest in the collateral in any way permitted by law, or upon fifteen (15) days prior written notice to the Company, sell any or all collateral at a private sale at any time or place in one or more sales, at such price or prices and upon such terms, either for cash or on credit, as the collateral agent, in its sole discretion, may elect, or sell any or all collateral at public auction, either for cash or on credit, as the collateral agent, in its sole discretion, may elect, and at any such sale, the collateral agent may bid for and become the purchaser of any or all such collateral. Pending any such action the collateral agent may liquidate the collateral.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Stock Option Grants to Officers and Directors

On February 24, 2012, the Company granted its officers and directors options to purchase an aggregate of 1,300,000 shares of the Company’s common stock exercisable at $0.13 per share (the “Options”), determined by reference to the average closing price of the Company’s Common Stock on the 20 trading days immediately preceding the date of grant, as follows.

Urmas Turu, Interim Chief Executive Officer and Director                          500,000

Luciano de Freitas Borges, Director                                                               550,000

Gabriel Margent, Director                                                                                 250,000

The Company entered into standard stock option agreements with each officer and director to reflect the grants of the Options. The Options vest 25% upon grant and an additional 25% vests each six months from the date of the grant.

These Options shall expire five years from the date of grant.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ARDENT MINES LIMITED By: /s/ URMAS TURU Name: Urmas Turu Title: Interim Chief Executive Officer

Date:  March 2, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF EARLIEST EVENT REPORTED – APRIL 3, 2012

ARDENT MINES LIMITED

(Exact name of Registrant as specified in its charter)

NEVADA (State or other jurisdiction of incorporation)	000-50994 (Commission File Number)	88-0471870 (IRS Employer Identification Number)

100 Wall Street, 10th Floor

New York, NY 10005
(Address of principal executive offices)
778-892-9490

(Registrant's telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Item 1.01	Entry into a Material Definitive Agreement.

Loan for $250,000

Ardent Mines Limited (the “Company”) has received a loan in the amount of $250,000 from Tumlins Trade Inc.  In connection with such loan, the Company has issued a note to Tumlins Trade Inc. dated as of April 3, 2012 (the “Tumlins Note”).  The Tumlins Note has an interest rate of seven and one-half percent (7.5%) per annum and shall be due upon thirty (30) days notice and demand following the first anniversary of the date of such note.  In the event of a default by the Company under the terms of the Tumlins Note, the interest rate shall increase to fifteen percent (15%) per annum.  The Tumlins Note contains customary provisions regarding events of default.

Notes

On May 3, 2012, the Company issued the following notes to CRG Finance AG (i) one note dated as of March 2, 2012 in the amount of $30,000; and (ii) one note dated as of April 3, 2012 in the amount of $50,000 (collectively, the “CRG Notes”).  Each of the CRG Notes has an interest rate of seven and one-half percent (7.5%) per annum and shall be due upon thirty (30) days notice and demand following the first anniversary of the date of such note.  In the event of a default by the Company under the terms of either of the CRG Notes, the interest rate on such note shall increase to fifteen percent (15%) per annum.  Each of the CRG Notes contains customary provisions regarding events of default.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ARDENT MINES LIMITED By: /s/ Urmas Turu Name: Urmas Turu Title: Interim Chief Executive Officer

Date:  May 4, 2012